UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 41)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

218 Royal Palm Way, Suite 200

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

October 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 746,122
	8	Shared Voting Power 0
	9	Sole Dispositive Power 746,122
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 746,122 (1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,984,343 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.95% of the outstanding shares of Common Stock. See Item 5 of this Schedule 13D.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of August 3, 2023 is 70,183,407, as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on August 7, 2023.

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 497,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 497,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 497,000(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 511,659
	8	Shared Voting Power 0
	9	Sole Dispositive Power 511,659
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 511,659(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Alessandra T. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,614,781
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,614,781
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,614,781(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D

1	Names of Reporting Persons Alexander S. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,614,781
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,614,781
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,614,781(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 3.7%(2)
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 41 (“Amendment No. 41”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 41 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following immediately prior to the last paragraph of this item:

On October 27, 2023, the Reporting Persons and Republic First Bancorp, Inc. announced they had entered into a Securities Purchase Agreement, pursuant to which the Reporting Persons have agreed to acquire an aggregate of $35 million of shares of the Company’s common stock and shares of a newly-issued series of Series B convertible preferred stock of the Company, subject to regulatory approval and other conditions. A copy of the press release is attached hereto as Exhibit 7(q).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit Number	Description

7(q)	Press Release, dated October 27, 2023

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023

George E. Norcross, III

By:	/s/ George E. Norcross, III

Phillip A. Norcross

By:	/s/ Philip A. Norcross

Gregory B. Braca

By:	/s/ Gregory B. Braca

Alessandra T. Norcross

By:	/s/ Alessandra T. Norcross

Alexander S. Norcross

By:	/s/ Alexander S. Norcross